Filed by Quinton Cardiology Systems, Inc. Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Quinton Cardiology Systems, Inc.
Commission File No.: 000-49755

     This filing relates to a proposed business combination between Quinton Cardiology Systems, Inc. (“Quinton”) and Cardiac Science, Inc. (“Cardiac Science”), pursuant to the terms of an Agreement and Plan of Merger, dated as of February 28, 2005 (the “Merger Agreement”), by and among Quinton, Cardiac Science, CSQ Holding Company (“Newco”), Rhythm Acquisition Corporation, and Heart Acquisition Corporation.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995

     This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by the use of forward-looking terminology such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “should,” or “will,” or the negative thereof or other variations thereon or comparable terminology. Quinton has based these forward-looking statements on the current expectations, assumptions, estimates and projections. While Quinton believes these expectations, assumptions, estimates and projections are reasonable, such forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond our control. These risks include: the risk that the combined company may not achieve the benefits expected from the transaction, which may have a material adverse effect on the combined company’s business and could result in loss of key personnel, the risk that the transaction may be completed even though material adverse changes may result from the announcement of the transaction, industry-wide changes and other causes, the risk that the combined company may not be able to develop new competitive products and the risk that the transaction may not be completed or that the closing of the transaction may be delayed due to failure to obtain regulatory or other approvals or the occurrence of a material adverse change in one or both of the parties. These and other important factors, including those discussed in Quinton’s Annual Report on Form 10-K for the year ended December 31, 2004, as amended on Form 10-K/A, under the heading “Certain Factors That May Affect Future Results,” may cause the actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements. Given these risks and uncertainties, you are cautioned not to place undue reliance on such forward-looking statements. We do not undertake any obligation to update any such statements or to publicly announce the results of any revisions to any such statements to reflect future events or developments.

Where to Find Additional Information about the Merger

     Under the terms of the merger agreement, the parties have formed a new corporation, Newco, and two wholly-owned acquisition subsidiaries that will merge with and into Quinton and Cardiac Science, respectively. As part of the transaction, Quinton will also merge into Newco. Cardiac Science and Quinton intend to cause Newco to file a registration statement on Form S-4 containing a proxy statement/prospectus in connection with the merger transaction. Investors and security holders are urged to read this filing when it becomes available because it will contain important information about the transaction. Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the Securities and Exchange Commission at the Securities and Exchange Commission’s web site at www.sec.gov. Investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by Quinton by contacting Quinton Investor Relations at (425) 402-2009.

     Quinton and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of Quinton in connection with the mergers. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the proxy statement/prospectus of Cardiac Science and Quinton described above. Additional information regarding these directors and executive officers is also included in Quinton’s Annual Report on Form 10-K/A for the year ended December 31, 2004, which was filed with the Securities and Exchange Commission on or about April 22, 2005. This document is available free of charge at the Securities and Exchange Commission’s web site at www.sec.gov and from Quinton by contacting Quinton Investor Relations at (425) 402-2009.

QUINTON CARDIOLOGY SYSTEMS

Moderator: John Hinson
April 21, 2005
3:30 pm CT

Operator:	Good afternoon. My name is (Katie) and I will be your conference facilitator today. At this time, I would like to welcome everyone to the Quinton Cardiology Systems Quarter One 2005 Earnings conference call. All lines have been placed on mute to prevent any background noise.

After the speakers’ remarks, there will be a question and answer period. If you would like to ask a question during this time, simply press star, then the

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Moderator: John Hinson
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number 1 on your telephone keypad. If you would like to withdraw your question, press star, then the number 2 on your telephone keypad.

Thank you. I would now like to turn the call over to John Hinson. Please go ahead, sir.

John Hinson:	Thank you, (Katie). Good afternoon and welcome to the Quinton Cardiology First Quarter 2005 Earnings conference call. I’m John Hinson, Quinton’s Chief Executive Officer. With me on the call today is Mike Matysik, our Chief Financial Officer.

The press release summarizing our fourth quarter earnings was issued about 30 minutes ago. If you don’t have a copy of this release but would like one, please call us and we will get you a copy after the call.

Those of you who have seen the press release will note that we achieved our expectations for earnings and experienced double-digit growth in both operating and pre-tax income compared to the first quarter of 2004. We also showed a substantial increase in our gross margins, which reached 45.8% for the quarter, over two full percentage points higher than the first quarter of 2004 and also higher than the fourth quarter of last year. In addition, we generated $1 million in cash from operations during the quarter.

Mike will start us off by providing some detail on these items during his summary of our Q1 financial performance.

Mike Matysik:	Thanks, John. Before we proceed, I’d like to remind you that during our call today, we will make statements relating to our expectations about our future prospects, plans, and financial results that involve a number of risks and uncertainties. These are forward-looking statements for the purpose of the

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Safe Harbor Provisions under the Private Securities Litigation Reform Act of 1995.

Actual results could differ materially from the results that may be anticipated or implied by such forward-looking statements as a result of a variety of factors, which are discussed in our Annual Report on Form 10-K and other documents filed by us with the SEC. Quinton undertakes no obligation to revise any forward-looking statements in order to reflect events or circumstances that may subsequently arise.

Readers of our 10-K and other documents filed by us with the SEC are urged to carefully review and consider the various disclosures made in these reports that attempt to advise interested parties of the risks and factors that may affect our business, prospects, and results of operations.

In today’s discussion, we will comment on both actual results and pro forma information after adjusting for certain items: Reconciliations between GAAP results and these pro forma results are provided in our press releases, copies of which are available at our updated Website at www.quintoncardiology.com. We believe that this pro forma information provides meaningful comparisons of the ongoing aspects of our business.

Now I’ll turn to our financial results.

Revenues for the first quarter of 2005 were $21.3 million. This compares to revenues of $21.7 million for the first quarter of 2004. The softness in our Q1 revenues was principally in our acute care channel where we experienced some delays in the order cycle for our cardiac rehabilitation systems. We were also unable to obtain enough circuit boards for certain versions of our electrocardiographs, resulting in lower than expected sales of these products

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during the quarter. We believe that these issues were temporary and expect to regain our revenue momentum in future quarters.

We would also note that we again had solid sales performance in our primary care channel and we had particularly strong international sales during the quarter. We reported a strong 45.8% gross margin for the first quarter. This compares favorably to our gross margin of 43.7% for the first quarter of 2004 and also to our gross margin of 45.1% for the fourth quarter of 2004.

The improvement in gross margin for the quarter is consistent with our long-term model, being driven through volume increases, ongoing cost reduction initiatives, and continued increases in higher margin system sales.

As we’ve pointed out before though, changes in product mix can cause temporary fluctuations in gross margins from quarter to quarter, but will not detract from the continued overall long-term improvement.

Our operating expenses were in line with our expectations. G&A expenses and R&D expenditures were both slightly less than for the first quarter of 2004. Sales and marketing expenses increased slightly, due mainly to the fact that we had more complete sales rep territory coverage during most of the quarter. So operating income for the quarter was $1.3 million, up about 10% over the first quarter of last year.

Other income for the quarter was $174,000; consisting of interest earned on invested cash balances and some contingent consideration earned relating to the divestiture of our cath business. Pre-tax income for the quarter was $1.4 million, up over $300,000 or 30% compared to the first quarter of 2004.

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We recorded a provision for income taxes for the quarter of approximately a half a million, reflecting a 33% rate on pre-tax income. Our actual cash income taxes for the quarter were minimal. The difference between our reported tax provision and our actual cash taxes relates mostly to the recognition in Q4 of ’04 of the deferred benefit of our tax loss and credit carryforwards.

Our net income for the quarter was approximately $1 million or 7 cents a share. These results were squarely within the ranges of our guidance. These results compared net income of $1.1 million or 8 cents per fully diluted share for the first quarter of 2004.

The applicable rate for the tax provision for the first quarter of 2004 was 3%, as the benefit of the loss carryforwards were used to offset most of the provision for taxes at regular statutory rates in that quarter. If the tax provision for the first quarter of 2004 had been based on the 33% rate applicable to the current period, pro forma income and earnings per fully diluted share for that quarter would have been $.8 million and 6 cents respectively.

Adjusting for these differences in tax rates between periods, the first quarter, increase in net income and earnings per share would have been approximately 30% and 17% respectively.

The tax rate increased in the current year because the company recognized the benefits of future operating loss and credit carryforwards as income in the fourth quarter of 2004. However, I would point out that we still expect cash taxes to be approximately $2 million less than our reported tax provision for the year.

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As John pointed out, we generated cash from operations of $1 million in the first quarter and ended the quarter with $22.8 million in cash on the balance sheet. We believe that our strong cash flow continues to underscore the strength of our earnings and our fundamental business model.

We have updated our guidance for the balance of the year, although our expectations for net income and earnings per share have changed almost exclusively as a result of the recent announcement by the SEC that the date for mandatory expensing of stock-based compensation expense has been delayed.

In consideration of the first quarter and excluding the impact of the pending merger with Cardiac Science, we presently expect revenues for the full year 2005 to be between $93 million and $96 million. Also excluding the impact of the pending merger with Cardiac Science, we expect net income for the year to be between $5.1 and $5.7 million, or between 33 cents and 37 cents per fully diluted share.

The principle change in this guidance relative to our earlier estimate is that we’ve taken out approximately $1.3 million in non-cash stock-based compensation expense which, prior to the recent change in SEC requirements, we would otherwise have been required to include an earnings in the second half of the year.

For the second quarter of 2005, we expect revenue to be in a range between $22 and $24 million and we expect net income, fully taxed, to be in a range between $1 million and $1.2 million or between 7 cents and 9 cents per fully diluted share.

With that, I’d now like to turn it back to John.

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Moderator: John Hinson
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John Hinson:	Thanks, Mike. As you can tell from Mike’s summary, this was an interesting quarter for us with many positives and a few challenges. However, we believe one takeaway for investors is that our business tends to exhibit fairly consistent financial performance even when things don’t go exactly as expected.

Before we open up for questions, I want to highlight some noteworthy items during the quarter.

We are pleased with our recent selection in our size category as the Wisconsin Manufacturer of the Year. We are proud of our employees at our consolidated facility in Deerfield for achieving this recognition and believe it illustrates why we are confident in our ability to expand our manufacturing operations in the future.

We launched some new products during this quarter, including a PDA version for our cardiac rehab telemetry product for acute care, a new diagnostic cardiology workstation for primary care, and new Spanish and French language versions of our Holter system for the international channel. We experienced a significant increase in our international sales driven in part by the addition of new languages to our product portfolio.

We have mentioned some of these new offerings in prior earnings calls. This quarter, we began showing some of the potential from these additions.

Our Pyramis cardiology management system sales were up versus Q1 of last year and we continue to see strong interest. In fact, we have increased the number of Pyramis installs each quarter since the launch of our current version of the product in early 2004. And our backlog has grown substantially as well.

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We expect to see significantly more installs during the second quarter and we continue to believe this area has the potential for increasing growth in the coming quarters.

With respect to the Cerner alliance, despite the longer sales cycles associated with their systems which impacts the sales cycles for our systems, we believe that we are seeing gradual progress from our marketing cooperation. We are pretty enthusiastic about the impending launch of the new version of Pyramis, which will increase the level of integration between our respective systems and believe this will further accelerate our sales momentum.

Finally, we are enthusiastic about our pending merger with Cardiac Science. We believe that the potential benefits of the merger have been under-appreciated and too-heavily discounted by the market to date. We continue to believe that this will be corrected over time. We intend to file the S-4 pertaining to the merger very soon and are planning to visit investors during the month of May to reiterate our views on this opportunity.

In conclusion then, we are pleased that we achieved our earnings expectations and that we generated significant cash flow during a quarter where cash flow is traditionally light.

For those of you who have followed us during the last few years know that much of our growth has been primarily the result of increases in domestic market share, driven by both new product development and acquisition. We believe that this quarter shows that we are also effectively moving forward on the other growth drivers for our business, specifically in the international and connectivity areas.

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As Mike discussed, we continue to expect 2005 to be a solid year. We believe our long-term fundamentals are strong and we remain confident in the long-term potential of our business as well as our ability to further improve our performance.

With that, we’ll now open up the lines and take any questions you might have.

Operator:	At this time, I would like to remind everyone, if you’d like to ask a question, press star, then the number 1 on your telephone keypad. We’ll pause for just a moment to compile the Q&A roster. Your first question comes from (Allen Robinson) with Delafield Hambrecht.

(Allan Robinson):	Good afternoon, gentlemen.

John Hinson:	Hello, (Allan).

Mike Matysik:	Hi, (Allan).

(Allan Robinson):	Just a couple of questions, principally regarding the guidance — the revised guidance.

John Hinson:	Yes, sir.

(Allan Robinson):	It seems that revenue guidance for the year now is down $2 to $3 million which is I guess approximately that the shortfall we saw in revenue compared to our estimates in the first quarter. Does that indicate that the orders that perhaps slipped away this quarter are dead and buried or is there an element of push-out for some of the orders that we missed in the quarter?

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John Hinson:	Well, I think it’s actually a combination of both, (Allan). I believe in terms of some of the electrocardiograph orders that we may not be able to reclaim those because those tend to be time-sensitive in our primary care channel.

In the case of some of the rehab, whether that represents a lengthening of the cycle over the long-term, we believe that that corrects in the short-term in the second quarter, particularly because many of the customers have fiscal year-ends that end in June.

But in keeping with our traditional approach to giving guidance, I think that it’s appropriate for us to recognize where we are in the first quarter and then in corporate that into the guidance going forward.

Mike Matysik:	But (Allan), I would just underscore that, you know, despite maybe backing off a little bit on that revenue piece, we have still held our earnings number of constant. So I think that demonstrates the, you know, the core strength of our business model that we can, you know, experience a little bit of fluctuation on the top-line and still deliver on the bottom-line.

(Allan Robinson):	Uh-huh. What — you’re absolutely right. The net income guidance is pretty well the same, although it appears that you’re moving to a lower implied tax rate for the calculation of that net income. Is that correct, 33% of the entire year whereas before, we were looking at perhaps a higher rate in the second half of the year? Am I correct there?

Mike Matysik:	Right. (Allan), that’s a great question and I would say that, yes, absolutely it was 33% for the year and I think we previously guided to around 35%. There’s a whole variety of things that can affect our tax rate and we believe right now that 33% is the most likely rate. But the 33% number would have been within the range of our income number that we previously gave. So we

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haven’t really changed our guidance as a result of the tax rate, although that clearly gives us a little bit of a lift.

And it’s possible that as the rest of the year transpires that, you know, we may be back at a 34% or 35% rate. That not withstanding, we’re going to stick with our bottom-line guidance.

(Allan Robinson):	Okay. And can you talk a little bit about how we stand with respect to the impending merger? What’s the situation with the shareholder lawsuit and what are timelines that we can expect other than that which you have mentioned already?

John Hinson:	I think the simple answer to that is that we believe that we’re still basically on track for close of the merger in early Q3. And we believe that the shareholder litigation will be resolved to our satisfaction before we close the deal.

(Allan Robinson):	Okay. But you do need that lawsuit to go away before you close the deal. Is that correct?

Mike Matysik:	Sure. I mean it’s a material uncertainty right now and we’re, you know, very supportive of Cardiac Science as they defend themselves vigorously in that lawsuit. But it has to be resolved to our satisfaction before the deal can be closed.

(Allan Robinson):	All right. And last question, can you give us an idea of how significant international sales were in the quarter? And finally — oh, and update on the new Pyramis version that you’ll be rolling out?

Mike Matysik:	Well...

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(Allan Robinson):	When exactly does that comprise?

Mike Matysik:	(Allan), I’ll take the international piece. In this quarter, as we said, it was very strong. And as you know, historically, we’ve been in the 6% to 7% range for our business totally — or 6% to 7% of our total business has been outside of the U.S. This quarter it was around 9%. So that was a pretty significant lift for us. And...

(Allan Robinson):	Is that a sort of reasonable run rate going forward in terms of the proportion of international sales do you think?

Mike Matysik:	I think we definitely are looking to see some growth. I don’t know that we, you know, stake a new number at 9% yet but we’re definitely seeing the benefit of some of the new languages that we’ve put out there.

(Allan Robinson):	Right.

Mike Matysik:	And we definitely believe that we have some momentum going internationally.

John Hinson:	Yeah, (Allan), with respect to the Pyramis launch, we — when I say impending, that means for us that it’s coming up fairly quickly. It could be out there in a matter of weeks. I think clearly, during the summer is when we anticipate to launch the new version of Pyramis.

(Allan Robinson):	What kind of extra functionality are you going to be offering with that?

John Hinson:	Well, it has enhanced integration capabilities with the Cerner systems specifically but moreover, there is a - changes to the interfaces and

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Moderator: John Hinson
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Confirmation #5543734

particularly, the Web functionality that makes it easier to use and makes it a lot easier to deploy for our customers.

(Allan Robinson):	Okay. Thank you.

Mike Matysik:	Thanks, (Allan).

Operator:	Your next question comes from (Matthew Harmon) with HS Capital.

(Ben Stoller):	Hi, guys. Actually, (Ben Stoller) here, how are you?

John Hinson:	Hi, (Ben).

Mike Matysik:	Hi, (Ben).

(Ben Stoller):	Hi. Can we talk a little bit about the merger of Cardiac Science because I actually own stock in both companies? What are the required — and so we’re all on the same page — the required votes necessary? I mean — and do we anticipate trouble of getting the votes with the precipitous drop in the price of both stocks?

Mike Matysik:	Yeah. First of all, the required votes are simple majorities on both sides. And, you know, as John alluded to, we’ll file the S-4; we expect to get it filed within the next week and then it’s in the hands of the SEC for awhile until — and then as we answer any questions that they might have, after that, we can set the dates for the shareholder vote. And at this point, we expect that that will be an affirmative vote on both sides. We have no reason to think otherwise at this point.

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(Ben Stoller):	Well, with the precipitous drop in the stock price, you know, some people — some investors may have some caution going forward. So I think it is going to behoove you guys to be on the road and come out and see the investors and really pitch the story hard.

John Hinson:	Yeah. I would add, (Ben), that that is exactly our intent. We just released our earnings. I believe that Cardiac Science will release their earnings next week. We have an S-4 that is fairly shortly going to be filed here and once that’s all out in the public domain, we will definitely get back out on the road in May and reiterate our views on this opportunity to the marketplace.

(Ben Stoller):	All right, because I really think it is a compelling story. This is something, you know, I don’t think everyone is getting the story and the financing behind it and how the final pro forma company is going to look once we come out of the transaction.

John Hinson:	I don’t think we could have said that better ourselves.

(Ben Stoller):	Also, can you talk a little bit about the fibrillator numbers for guidance that came out today, the strength; I mean they showed significant strength, I think it was 16% year over — or quarter over quarter?

John Hinson:	Okay. Would that be for implantable cardio-defibrillators or...?

(Ben Stoller):	Yeah. Yeah.

John Hinson:	Yeah. That — you know, the truth is is that’s an — a more invasive approach; we’re talking about external.

(Ben Stoller):	Oh.

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John Hinson:	The truth is, I wouldn’t be comfortable in commenting on either the...

(Ben Stoller):	Okay. There’s no crossover at all?

John Hinson:	It’s not really our domain. Yeah.

(Ben Stoller):	There’s no crossover at all?

John Hinson:	No, there’s not.

(Ben Stoller):	Okay, very good. Thank you.

John Hinson:	Thank you.

Mike Matysik:	Thank you.

Operator:	Your next question comes from (Jason Bedford) with Adams Harkness.

(Jason Bedford):	Hi. Good afternoon, guys. Can you hear me?

John Hinson:	Hi, (Jason). Yeah.

Mike Matysik:	Hi, (Jason).

(Jason Bedford):	I guess I just wanted to ask a question on the revenue mix. In terms of — can you break it out between order cycles and the acute care versus problems in obtaining component parts, I guess?

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John Hinson:	Yeah. I would say that the primary challenge that we faced was in the delays for the order cycles for the cardiac rehab product, which has been traditionally very strong for us. We are the world leader in that space. And, you know, particularly in Q1 of 2004, that was a very strong showing for us was part of why we had such a strong showing last year at this time. So that was the majority of it.

The electrocardiograph side was a lesser part. But the impact unfortunately there was that we had some boards at the beginning of March that were unusable and we had to reject those, send those back to the supplier, tried to get those - enough of those in at a time. And it became apparent during the month that we were not going to be able to accept any more orders for our electrocardiographs and so we had to cancel some orders. And also, worse than that, our sales force had to stop taking orders knowing that they could not sell them.

So I think, you know, the story here is that had either one of those things gone in our direction, we would have had growth quarter-over-quarter and would have at least been approaching if not in the range of the original expected guidance. So that’s the detail on the revenue side.

I would reiterate what Mike said in that due to our strong gross margin performance in the overall business structure, we were still able to deliver on the bottom-line on the earnings.

(Jason Bedford):	Sure. Okay. And then has the problems in obtaining these parts, has that been resolved?

John Hinson:	That has been resolved. We don’t anticipate — that was a one-time isolated incident based on some transitions at our supplier; we’ve corrected that.

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Unfortunately, the timing was such that we didn’t have a chance to recover from that and to obtain the maximum benefit of our sales opportunities in electrocardiographs during Q1.

(Jason Bedford):	Okay. And then just in terms of looking at your sales throughout the quarter, you announced the merger I think in late February. Was there any disruption in terms of sales force taken their eye off the ball in the month of March at all?

John Hinson:	No. No, I don’t think so. We, you know, we had a very strong March in fact, and that’s typical for us in terms of the waiting of our quarter anyway. I don’t think that that had any impact on it at all in terms of that. I — you know, we’ve done a number of significant activities that go beyond managing our core business over the past three years as a public company.

And, you know, running the core business has always shown pretty substantial performance improvement in terms of revenue growth, profit, and staying focused. And so I just don’t think that those items are related.

(Jason Bedford):	Okay. And then just on Cerner, has their sales force sold any Pyramis systems to date?

John Hinson:	They have two that I’m aware. They — we have been involved in sales with Cerner to date both — it went back even before we had our alliance announced. What’s difficult is I don’t know that there are any sales that have occurred in conjunction with an impending sale or a sale that they’ve got active but we have sold into their existing installed base during the first quarter and also have — were doing so during 2004 as well.

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And so the alliance at this point is increasing those opportunities and I think if they complete certain sales cycles for their other systems, then we will start including our systems into those sales as well.

(Jason Bedford):	Okay. And is the contribution from Cerner contemplated in the guidance, in the revenue guidance?

John Hinson:	It is but I would say that, you know, the significance of that alliance is that, you know, it could very well exceed that. You know, when they get an order, it tends to be of a substantial nature and there’s a substantial component for our systems involved in those as well. So we still expect great things from that alliance.

And I, you know, I think the good news is, you know, as we’ve said before, we’re on track. Our Pyramis installs continue to grow quarter-over-quarter. We anticipate that that will continue in the second quarter of this year and beyond. And the alliance of Cerner just added it to our own efforts.

(Jason Bedford):	Okay, that’s great. And then one last question, I’m not sure if I missed this, but what’s the guidance for gross margin in ’05?

Mike Matysik:	You know, (Jason), we haven’t given specific guidance for gross margin in ’05 other than we expect a one to two percentage point improvement for the whole year — over the whole year of ’04. And clearly, we exceeded that a little bit in Q1. But as we point out, margins can fluctuate based on mix and some other things in any given quarter. So I think we’re going to stay with that one to two percentage point improvement year-over-year but maybe leaning closer to the 2% than the 1%.

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(Jason Bedford):	Okay. And then just on the quarter then, looking at the gross margin, was the bulk of the gross margin over-achievement based on the mix or was it more cost reduction initiatives that you’ve highlighted in the press release?

Mike Matysik:	No, that’s a great question. And we believe that it’s about two-thirds cost reduction in the — within the current quarter and about one-third mix related. And clearly, as we drive some more Cerner — or some more Pyramis system sales, that’s going to help us on the mix side as well.

(Jason Bedford):	Okay. Great. Thank you.

Mike Matysik:	Okay.

Operator:	Your next question comes from (Dalton Chandler) with Needham & Company.

(Dalton Chandler):	Good afternoon.

John Hinson:	Hi, (Dalton).

Mike Matysik:	Hi, (Dalton).

(Dalton Chandler):	Hi. I’m sorry if I missed this, I’ve been multi-tasking a little bit. But could you talk about why you think international sales were so strong? And what was the percent of revenue in the quarter?

John Hinson:	Sure, (Dalton). The reason the international sales were strong was because we finally have a portfolio of several of our products — electrocardiographs, Holter units, and stress systems that are in multiple languages.

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In particular, for this quarter, we saw very good progress in terms of — continuing progress with Nihon Khoden and our Japanese stress system sales. And also in terms of the Spanish language, electrocardiograph and the Spanish language Q-Stress product, both of which turned in very strong performances during Q1. So those were the main drivers.

We also had some strong activity in the Middle East and in other areas as well. So it added up to a really significant pop over the first quarter of last year. And (Dalton), it was at about 9% of sales this quarter.

Mike Matysik:	And (Dalton), it was at about 9% of sales this quarter.

(Dalton Chandler):	Okay. And when did you introduce those foreign language modules?

John Hinson:	Towards the end of last year and the Holter ones were introduced the early part of this year.

(Dalton Chandler):	Okay. All right. Thanks very much.

Mike Matysik:	Thank you.

Operator:	Your next question comes from (Amit Hazan) with SunTrust Robinson and Humphrey.

(Amit Hazan):	Hi, guys. Just a couple left of clarification questions.

John Hinson:	Sure.

(Amit Hazan):	First of all, the class action suit, when does that go to trial or is there anything specific that we can kind of put on our calendar to look for?

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Mike Matysik:	Yeah. (Amit), on the class action suit, there’s been no trial date set. And just some background, all of the claims have been consolidated into one at this point. And we expect that not a lot will happen until there’s additional information out there in the form of the S-4. So it’s been pretty quiet.

(Amit Hazan):	And so just to get clarity on, it sounds like you have a lot of confidence at this - you know, if we’re looking at a closing potentially in July, you have a lot of confidence that’s going to get done before then. Are you thinking it’s going to be dismissed or settled or what’s the thought process there?

Mike Matysik:	Well, we sure hope it will be and we believe that, you know, there are a lot of good arguments on the side of Cardiac Science. But from Quinton’s standpoint, if it’s not settled, it’s a material uncertainty and that would — we wouldn’t close the deal until that material uncertainty has gone away. And so, in our view, it has to be settled and we think it’s likely; you know, we think that the Cardiac Science Board has — is in a good position, and Cardiac Science itself, with respect to that litigation.

(Amit Hazan):	Okay. And then you gave us some color on the new language — a new language as it’s driving perhaps the international growth. I thought maybe, and I don’t know if I missed this, if you could go over some of the upgrades you may be looking to make here in this quarter and the coming quarters?

John Hinson:	In terms of new product development that we’ve got kind of in the docket...?

(Amit Hazan):	Internationally, yeah. Exactly.

John Hinson:	Oh, internationally. Well, we can — we will continue to add languages to a variety of our core products and so we anticipate that that’s going to continue

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to be the case. We have a French version of stress that is coming, some additional versions in terms of our electrocardiographs; so those would be two in the short-term that we see happening.

And then, you know, in general, on the new product front, we have a mid-range electrocardiograph that we’ve got scheduled, a software-only version of our stress, some upgrades to the connectivity in the database and the telemetry product, some updates in our cardiology management systems, I mentioned Pyramis earlier in the call, and then interfaces to EMR providers, as well as some additions to the other diagnostic products.

So as has been typical for us in the past, we continue to move forward on several fronts within our core franchises.

(Amit Hazan):	Okay. And then just lastly, a lot of the questions that we get since the announcement of the acquisition is just kind of the public access, AED market, you know, specifically, what you guys think you can do differently as a combined company to drive sales and even more specifically, maybe where you’re really viewing the upside, is it the primary care channel and if there’s any other new product introductions in that area and maybe a comment on pricing there, etc.?

John Hinson:	Sure. You know, I think, in general, you know, the market for AED is still an emerging market both — you know, and we think both the existing markets and the potential future markets are significantly under-penetrated at this point.

And that’s just the starting point in terms of a basic placement across the board; it doesn’t include the inevitable literations of the technology of the future, you know, where that market moves more along the lines of, for instance, our existing market which has been around for quite a long time but

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continues to follow a replacement cycle with the supplies and services and so on. So we see that market as still continuing to expand and grow for a number of years out.

You know, in terms of what we can do, I think one of the benefits of the transaction in the short-term is the enhanced distribution, the ability for our consolidated international channels to sell both sets of products, the ability for us within our medical channel to offer those, and the variety of partnerships that will be available to us as a much larger entity going forward.

And then, you know, just in general, what can we do better as a combined company? I think, you know, the company, we’ll be able to realize pretty substantial savings on the operating cost side. It has a very good structured balance sheet; it frees up some cash tax assets, particularly on the Cardiac Science side. It has a very strong combined management team. And at the end of the day, not only has great prospects for organic growth, which we estimate to be double-digit, but has some real opportunities to serve as a platform for both future cash and profit generation and as an acquisition platform.

So we continue to be very excited about the opportunity and think that this structure is going to take a lot of the inherent strengths of the respective companies and put them together in a much more meaningful and powerful way.

(Amit Hazan):	Okay. Perfect. Have a nice afternoon.

Mike Matysik:	Thanks, (Amit).

John Hinson:	I appreciate it.

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Operator:	Your next question comes from (Tony Reiner) with (Harbert).

(Tony Reiner):	Hello?

Mike Matysik:	Hi, (Tony).

John Hinson:	Hello.

(Tony Reiner):	Hi, guys. It’s good to speak to you again. The numbers look good, congrats on everything. How the hell — excuse my language — are you going to get this deal done with the stock trading here, both stocks trading here?

John Hinson:	Well, again, I think that is subject to the shareholder approval. I think, you know...

(Tony Reiner):	You won’t get it.

John Hinson:	Well, I...

(Tony Reiner):	I’m telling you right now. I own a ton of it and you’re not going to get mine here. How can I vote for the stock here?

John Hinson:	(Tony), I think, you know, at the end of the day, we have not called for the shareholder vote yet. I think we’re a little distance away from that. There’s additional information that the market will obtain as a result of the S-4. And we’ll continue to communicate the benefits of this. I think that this is a strong deal.

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And you’ve heard even on this call that there’s a number of people that understand the benefits, that are supportive of it. So I just don’t agree with you that we would not get the vote and I believe that as more time passes, that this will continue to be better appreciated by the marketplace.

(Tony Reiner):	I understand the deal. I’m a big fan of the deal. It’s the reason I bought stock after. And I understand it. I saw some of the defibrillator numbers out this morning, as one caller mentioned before. This makes a great — a lot of sense. I cannot take stock and sell my stock down here. I demand more from DFIB or something else. How can I do that? How can any shareholder do that?

John Hinson:	Well, (Tony), every shareholder has to make their individual assessment of that and I think I’ve outlined my case for where we are and what we think about the transaction. I think you have to make your own decision on that. I...

(Tony Reiner):	Okay. Well... — Okay, I’m sorry.

John Hinson:	Yeah. I — so, you know, I hope over time, as time passes, that we bring you on board in terms of the transaction.

(Tony Reiner):	You sold me on the marriage of the deal, just not on the price. I don’t understand why we shouldn’t be getting more from DFIB?

Mike Matysik:	(Tony), all we can say is that the deal has been struck. The definitive merger agreement has been signed with approval by both Boards of Directors, with fairness opinions from both sets of investment banks, and the deal is what it is, we’re going to put out additional information, we’re going to go out on the road and try and support this deal and we believe and expect that we will get share- you know, shareholder approval.

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(Tony Reiner):	Okay. Well, when you’re on the road, I look forward to seeing you and we’ll discuss it. I expect some sort of financial rebound and, you know, you’ll try to sell me on it because it’s hard right now, as I’m sure you understand, I’m not the first person to you’ve listened to, I know you guys get a billion phone calls a day.

Obviously, just looking at the numbers, you guys are performing. With the numbers here, you know, there wasn’t any miss because of the deal or anything like that which would have been, you know, even an excuse and we don’t even have that. So the only thing we’re missing is the correct value; otherwise, I mean you (unintelligible).

John Hinson:	Understand.

(Tony Reiner):	Okay. Thank you very much.

John Hinson:	Thank you.

Mike Matysik:	Thanks.

Operator:	Your next question comes from (Jung Park) with Analytics Research.

(Jung Park):	Hi. Just one question on the merger, has the company submitted the Hard-Scott-Rodino application and if so, when?

Mike Matysik:	No, (Jung). That has not been submitted and we do expect that in the next week or so that will be submitted, shortly following the S-4.

(Jung Park):	Okay. Thank you.

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Operator:	Your next question comes from (Allan Robinson) with Delafield Hambrecht.

(Allan Robinson):	Hi. Sorry, just a follow-up a little bit.

John Hinson:	Sure, (Allan).

Mike Matysik:	Sure.

(Allan Robinson):	A little bit mundane compared to the previous questions. But just drilling down again into the gross margins that you showed this quarter, you know, 47% on the product line, it looks almost like we maybe maxing out in terms of the efficiencies and improvements we can get with respect to manufacturing. And then perhaps to get better gross margins, you’ll have to rely more on mix. Is that a fair assessment?

Mike Matysik:	Well, first of all, when we talk about margins, we’re talking about a blended margin, you know, generally speaking, for the total companies, including service and systems.

And so just to maybe to digress on the service piece first, that we had a small decline in the service business mostly related to the prior divestiture of our cath business, which I know you guys are tired of hearing about so this will be the last time hopefully, because we did have a little bit in the first quarter of last year, a couple hundred thousand dollars worth. And that was pretty high margin stuff so the loss of that affects our service margin.

In addition, we’ve added a little bit to our service and support staff to help provide the service upfront for the Pyramis and for our other systems. And so

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probably our service margins are not going to get up into the mid to high-40s, they’re going to stay kind of around 40%.

But on the systems side, no. I think there are still a lot of opportunity for improvement, both due to mix and cost reduction. And we have ongoing initiatives, you know, — for cost reduction. And I think we’re still seeing the benefit now of some of the initiatives that were implemented midway through the year last year and we’ll see the continued impact of that and then you’ll see - start to see new initiatives being effective later in the year.

(Allan Robinson):	Okay, that’s good to hear. And just finally, can you just remind us what the breakdown was during the quarter between the primary channel and the acute channel roughly?

Mike Matysik:	You know, we don’t break that out publicly, (Allan), but what we do say, and it’s still directionally accurate, that about — it’s about split equally between the two. And it can vary; you know, obviously, from quarter-to-quarter but roughly, it’s about split.

(Allan Robinson):	All right. Thank you.

Mike Matysik:	Okay.

John Hinson:	Yep.

Operator:	Your next question comes from (Larry Haimovitch) with HMTC.

(Larry Haimovitch):	Good afternoon, gentlemen.

John Hinson:	Hi, (Larry).

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Mike Matysik:	Hi, (Larry).

(Larry Haimovitch):	John, I saw something interesting I think it was in the last day or so from Medtronic, you may have seen it also; I’m pretty sure it refers to the public access defibrillator market.

John Hinson:	Uh-huh.

(Larry Haimovitch):	If I’m not mistaken, there was a press release out talking about the fact that they realize that there are many companies on the sidelines still not wanting to commit to public access or company access defibrillators because of the liability. And they were setting up some kind of program to and, in fact, I guess basically indemnify the companies.

John Hinson:	Well...

(Larry Haimovitch):	A, have you seen that, and B, if you did own Cardiac Science, which obviously, you hope you do, although some people don’t, what is your thought about that, John? Have you had a chance to look at that or have you heard about it?

John Hinson:	Yeah. Unfortunately, (Larry), you’re catching me a little bit unaware as we had our full meetings of the board and committees yesterday and so I didn’t actually get a chance to see that press release. So it’s hard for me to comment.

(Larry Haimovitch):	Yeah. I’m probably jumping in. I mean — and obviously, you’re coming up the learning curve very quickly and so...

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John Hinson:	Yeah. And so, you know, having — now that you’ve highlighted it for me, I clearly will go back after this call and look it up and try to form an opinion on it.

(Larry Haimovitch):	Yeah, give me a call when you get a chance.

John Hinson:	Yeah.

(Larry Haimovitch):	I’m curious because I thought it was an interesting initiative and it — for one thing, it just speaks to the pathetic state of litigation in our country that people are trying to save lives and...

John Hinson:	Yeah.

(Larry Haimovitch):	...companies are saying, gee, I’m afraid to buy these things because someone might come back and bite me...

John Hinson:	Yeah.

(Larry Haimovitch):	...on a liability standpoint. So Medtronic is taking an initiative there and I think it’s an interesting one and it’s obviously something you would look at when you own Cardiac Science.

John Hinson:	Absolutely. And, you know, I think that what it gets to is that there clearly is not only a reason for the technology but there’s also a demand for the technology. It’s clinically relevant and it is something that really performs a proper and an excellent function. You know, so what’s happening is a restructuring of the law that’s associated around that and that clearly ultimately will be a good thing for the market development overall.

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(Larry Haimovitch):	Sure. John, going back to the first quarter revenue, was there any sign that you can detect that there was any competitive issues in the revenue not being as much or was it just simply a matter that you just couldn’t get product to ship out?

John Hinson:	Well, I think in the case of electrocardiographs, that was clearly the case. You know, what’s positive I think for investors in both these areas, the electrocardiograph space that was affected, which is the primary care channel and the cardiac rehab space in the acute care channel, are both spaces where we are the leaders in those respective markets and those products.

And so we’ve enjoyed pretty good runs based on new product technology coming out in the last few years in those areas. I think it would be short-sighted for me not to say that ultimately, competitors have responded in those areas. But I think in cardiac rehab, we do not see that we’ve lost any customers from a funnel standpoint. We did see delays in the purchasing cycles, which we anticipate have affected a lot of people participating in that space.

And in the case of electrocardiographs, that was just one of those things that happens when you’re in business and occasionally, will throw you for a particular period of time but it’s now been corrected.

(Larry Haimovitch):	Uh-huh. So the bottom-line now, you didn’t see anything competitively that was...?

John Hinson:	We didn’t — yeah, we — you know. Again, we have — we’re in a competitive space. We have great respect for our competitors but we have competed very effectively with them over the last few years and intend to continue to do so. We don’t see any reason why we won’t continue to be successful.

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(Larry Haimovitch):	Uh-huh. Uh-huh. Okay. Thanks, John.

John Hinson:	Thank you.

Operator:	Your next question comes from (Dalton Chandler) with Needham & Company.

(Dalton Chandler):	Hi. Just a follow-up on the litigation issue; I mean I’ve seen some of these suits drag out for really extended periods of time over the years. And I’m just curious what you think DFIB is going to be able to do to make the suit go away that quickly?

Mike Matysik:	Well, you know, so far, the principal focus of the suit is to enjoin the merger from happening at all. So, you know, obviously, if it doesn’t get resolved, they may be effective in that. But I think that once the information is out in the S-4 and I think as people start to evaluate the prospects of both companies, they’re going to conclude that the prospects of both companies are enhanced by the merger. And so we think that that’s going to go a long ways towards resolving it of its own course.

(Dalton Chandler):	Uh-huh. Okay. Thanks.

Mike Matysik:	We can’t predict the nuances...

John Hinson:	Yes.

Mike Matysik:	...of the lawsuit...

John Hinson:	Yes. Obviously, it’s hard for us to speculate on much else on that, (Dalton).

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(Dalton Chandler):	Okay.

John Hinson:	Thank you.

Operator:	Again, I would like to remind everyone, if you plan to ask a question, press star, then the number 1 on your telephone keypad. Your next question comes from (Fred Toney) with Medcap Management.

(Fred Toney):	Yes, guys, can you hear me?

John Hinson:	Yeah. Hi, (Fred).

(Fred Toney):	Good. Hi. Most of my questions have been asked and answered. I do have a couple of follow-ups and the first one is, is there a breakup fee for either side in the Quinton DFIB transaction?

Mike Matysik:	There is a breakup fee of $4 million if one side or the other backs out because there’s a superior offer and it accepts that offer.

(Fred Toney):	Okay, so there’s a breakup fee in the event either side gets a superior offer you will owe it to the other side.

Mike Matysik:	If it’s accepted, of course...

John Hinson:	If it’s accepted.

Mike Matysik:	...right. They would have to accept that superior offer.

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(Fred Toney):	Okay. And there are no other breakup fees?

Mike Matysik:	Correct.

John Hinson:	Correct.

(Fred Toney):	Secondly, just going forward, as a standalone company, what — obviously, accounts receivable were down slightly from Q4. And what kind of days receivable should we be expecting the rest of the year? And then also, it looked like inventories were up a little bit, maybe that’s due to work in process that you couldn’t ship because of the supplier issues but can you give us some guidance on where that should go?

Mike Matysik:	Yeah. You hit the nail on the head on both counts. Actually, our DSO is very comparable at the end of Q1, to the end of the year. And so the decline is just relative to the slight decline in sales levels from Q4 to Q1.

(Fred Toney):	Uh-huh.

Mike Matysik:	And we — DSO’s runs typically in the low 50s for us, I think it was 52 or 53 at the end of the quarter. And I think you should expect something around that for the balance of the year. Possibly, as our international sales continue to grow disproportionately, you may see that increase just a little bit but you’re not going to see anything I wouldn’t think that would be, you know, substantial.

(Fred Toning):	Can you tell me what your international DSOs are?

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Mike Matysik:	You know, we don’t disclose that separately but it’s — so far, it hasn’t had a, you know, a significant impact obviously, if we’ve kept DSOs at about the same level.

(Fred Toning):	Uh-huh.

Mike Matysik:	And then the inventory increase is largely, as you surmised, that we had some work in process and some stuff that we weren’t able to ship because we did get all of the other components for those electrocardiographs that had we had the boards, we would have been able to ship that. And then we did anticipate a little bit more on the acute care, cardiac rehab sales and we were ready to ship. And that inventory will just get used up in subsequent periods.

(Fred Toney):	So we should — do you think it will remain about $11 million?

Mike Matysik:	No. I think that you’ll see some improvement in our turns and the actual level itself will be partly determined by what our sales volume is. But yeah, I think you’ll see it at $11 million and hopefully, start to work its way downward from there.

John Hinson:	We do have goals that are more aggressive than $11 million.

(Fred Toney):	Okay. And then lastly, on your cash flow statement, the positive cash flow in the quarter was nice and how much of that is driven by the anomalies and the receivables and inventories and how much should we expect going — you know, if we take those out, what kind of run rate would you expect you’re at?

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Mike Matysik:	Well, you know, there’s several things that happened in our cash flow statement. One of the — obviously, we collected a lot of the Q4 receivables but since our DSOs stayed about the same, you know, that’s kind of what you would have expected.

We also paid down a significant amount of our accrued liabilities and a lot of that has to do with year-end compensation and whether it’s, you know, across the board to management — senior management and mid-management and the sales force. And then we increased inventory a little bit. And those are some of the, you know, large things that affected our cash flow.

And I think as you see us hold at the DSO level, as the inventory starts to decline a little bit and as accrued liabilities start to build over the course of the year, I think you’ll see some positive impact of that. Now it’s always going to be driven by timing of when a payroll — we do our payroll every two weeks so, you know, we — at quarter end, it could be affected, you know, fairly significantly just by the timing of a payroll.

(Fred Toney):	Sure.

Mike Matysik:	But...

(Fred Toney):	I’m just trying to get those quarter-to-quarter fluctuations out.

Mike Matysik:	Yeah.

John Hinson:	Well, you know, another way to look at it is we did have negative cash flow in the first quarter of last year but we ended up for the year having substantial positive cash flow...

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Mike Matysik:	Pretty substantial cash flow.

John Hinson:	...over the year. This — as I mentioned in our earlier comments that the first quarter tends to be a little light because of the pay-down of the accrued liabilities from year-end, as Mike mentioned, you know, offset somewhat by the receivables collection.

(Fred Toney):	So obviously, if those had gone away, you would have had closer to $3 million cash flow for the quarter?

Mike Matysik:	Well, I wouldn’t start giving that — you know.

(Fred Toney):	No. I mean I’m just saying that’s the Q1 number...

Mike Matysik:	Yeah.

(Fred Toney):	...if you take out the paid out and accrued liabilities.

Mike Matysik:	Right.

(Fred Toney):	You know, what...

Mike Matysik:	What I think more — if you look towards kind of an EBITDA number and then work towards a little bit of working capital increase as the business naturally grows and then take a look at, you know, fairly minimal capital expenditures of — in the neighborhood of half a million to $700,000 or something for the year, I think that’s going to get you closer to a predictable stable cash flow number.

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John Hinson:	Yeah. I would...

(Fred Toney):	Okay. Great. That’s helpful. Thank you.

Mike Matysik:	Okay.

John Hinson:	Okay. Thanks, (Fred).

Operator:	Your next question comes from (JD) Delafield with Delafield Hambrecht.

(JD) Delafield:	Hey, John. Hey, Mike.

Mike Matysik:	Hi.

John Hinson:	Hey, (JD).

(JD) Delafield:	Hey. Service revenue you talk — or margin you talked about a little bit and what might constrain the expansion of that, but what about service revenue? You know, it’s been kind of flattish, you know, going down a little bit over the last four or five quarters. Are you seeing any ability to raise prices or get that to grow?

John Hinson:	Yeah. I think it’s a good question, (JD), and I think there’s a couple of things going on. Mike’s set a little context on it. And you have the cath transitions but you also have the fact that we are putting out substantially newer systems and in many cases, replacing existing systems. And we’ve had pretty good success in the placement of those newer systems over the last couple of years which has resulted in a fair number of systems that used to be on service programs or at least on a parts and materials basis, being swapped out for newer systems that are still under warranty.

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Now we anticipate that as those systems come out of warranty, we will again begin growing the service revenues and that also the additions of additional Pyramis installs and the installs of the related equipment associated with that will have the benefit of improving the service revenue side and should also improve the margin side because as we’ve pointed out in earlier calls, we have invested pretty substantially in some resources upfront in order to assure quality implementations on these Pyramis installs and believe we’re getting good traction there.

That should help us both in terms of getting amortization of that investment down the road as well as enabling us to sell those kinds of services and support agreements as a result of the quality experience early customers have.

(JD) Delafield:	Uh-huh. Okay. And so it’s a one-year warranty?

Mike Matysik:	Generally speaking, on the acute care side. In the primary care channel, we do have a longer warranty for some of the products that can be three years or in some cases even more.

(JD) Delafield:	Okay. And my second question is just on Pyramis. Ballparking the number of units sold in the first quarter, I mean are we talking about five or are we talking about 20 or are we, you know, rough order of magnitude?

John Hinson:	Well, you know, we haven’t disclosed those items separately. And one of the things that’s hard about Pyramis is that it’s not just a — sort of a unit item and then a dollar amount because some of those are upgrades, some of those are additional installs, and then some of those are new installs. So I guess I would just — I would caution and I would say that we have increased the number sequentially since the first quarter...

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(JD) Delafield:	Yeah.

John Hinson:	...of 2004 and that will continue.

(JD) Delafield:	And are you comfortable talking about the total number of Pyramis installs or is that something you don’t want to talk about either?

John Hinson:	We, for a variety of reasons, part of which I think is that it would convey maybe a mixed message in terms of people trying to extrapolate that out and I’d prefer not to disclose that.

(JD) Delafield:	Okay. Thanks.

Operator:	Your next question comes from (David Horner), a Private Investor.

(David Horner):	Yes. On the — I’m an owner of both DFIB and QUIN. You have another lawsuit, which you haven’t mentioned, if you have any perspective on. Actually, DFIB has one against Phillips. Obviously, your technology is very important. And this lawsuit may or not be resolved, I guess probably not before the merger. How would that materially affect your outlook?

John Hinson:	Well, obviously, that lawsuit existed during the due diligence and we made our assessment of the technology and the situation and made our decision to move forward, you know, based on our due diligence, based on the advice of the lawyers that looked at the situation. We believe that DFIB has, you know, has a very strong technology, has very strong defenses to those technologies, has a very strong claim within this space. And so we believe that that will be resolved, you know, appropriately for DFIB going forward.

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Mike Matysik:	But not necessarily before the deal closes.

John Hinson:	Yeah.

Mike Matysik:	We expect the deal will close and that would still likely be open.

(David Horner):	Well, I’m gathering there’s a situation then where a resolution of that after the merger could materially affect you; is it a big amount, is it a little amount?

John Hinson:	You know, I don’t think it would be appropriate for us to speculate on that. I mean, you know, I would tell you that we would, you know, we would follow that, you know, the lawsuit that exists whatever would be required in order to defend the new company’s interest post-merger is exactly what we would do and whatever outcomes from that is something that we can’t predict. But we would — we believe that there is a strong case there and that there’s, you know — to speculate on what that outcome ultimately would be I think would be hard for us at this stage.

(David Horner):	Thank you very much.

Operator:	Your next question is from (Fred Toney) with Medcap Management.

(Fred Toney):	Just a follow-up, I know you were not on the road previously after the deal was announced and...

John Hinson:	Right.

(Fred Toney):	...can you give us some feedback about concerns investors have and your optimism for closing the transaction?

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John Hinson:	Yeah, you know, I think, (Fred), you know, we actually had the benefit on this call I think of someone expressing sort of their concerns where they looked at the situation and said, we think this deal makes all the sense in the world; I don’t quite understand the market reaction and the trading. And I think part of the trading has been complicated by the state of the markets just overall right now.

But that would characterize the general reaction that we have received and that’s part of the reason we are confident with some additional time that what, you know, as the market gets educated, we’ll go out again in May after the filing of the S-4, that, you know, people will begin to see the benefits and stop so heavily discounting the benefits of the merged companies going forward.

(Fred Toney):	Thanks.

Operator:	Your next question comes from (Mark Cogley), a Private Investor.

John Hinson:	Hello?

Operator:	Mr. (Cogley), your line is now open.

(Mark Cogley):	Yes. Can you comment on your experience in the first quarter of selling AEDs into the primary care space?

John Hinson:	Yeah. We, you know, we had a pretty comparable quarter to experiences that we’ve had in the past, that market has been reasonably successful for us and continues to be so.

(Mark Cogley):	So did you see that there was growth in the quarter and can you comment specifically on the amount of revenue you generated?

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John Hinson:	No. We don’t break out those numbers specifically. I would tell you that in general, the Cardiac Science alliance that we’ve had has been reasonably successful for us. And, you know, it’s a little hard given any particular quarter, particularly the first quarter (doing) to it, any other specific trends just based on that. But we’ve had a very successful alliance, continue to sell it successfully, and anticipate that that will go forward.

(Mark Cogley):	Thank you.

John Hinson:	Yep.

Operator:	Your next question comes from (Byron Yoddum), a Private Investor.

(Byron Yoddum):	Hello.

Mike Matysik:	Hello.

John Hinson:	Hi.

(Byron Yoddum):	Good afternoon, gentlemen. I have a — can you hear me?

Mike Matysik:	Yes.

John Hinson:	Yes.

(Byron Yoddum):	Good. Actually, I have three questions; my first question is after the merger is, you know, done, are you guys going to be comfortable, that’s my first question? And then my second question is on shares of both companies and

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how are you guys going to determine the stock prices, (up) a little bit, you know the transaction?

Mike Matysik:	Sorry, could you repeat that question — the second question?

(Byron Yoddum):	Okay. On shares of both companies...

Mike Matysik:	Right.

(Byron Yoddum):	...and how are you guys going to set the stock price, I mean how is the stock price going to be determined?

John Hinson:	How will the stock price be determined?

(Byron Yoddum):	Yeah.

John Hinson:	Okay.

(Byron Yoddum):	With the new company.

John Hinson:	Okay.

(Byron Yoddum):	And then the last question is what is your revenue guidance for ‘06 for the new company?

Mike Matysik:	Yeah. I can take all three of those.

John Hinson:	Okay, sure.

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Mike Matysik:	Let’s start with the revenue guidance. What we’ve said is that if — we believe that if the companies — two companies would have been together for all of 2005, that the pro forma combined revenues would be in the range of $170 to $180 million. And then what we’ve said is that beyond 2005, we would expect to grow in the double-digits from a revenue standpoint.

We do expect as a result of, you know, Quinton’s fundamental profitability and the elimination of the debt and then as we phase in the operating synergies, but we expect that the combined company would be profitable immediately upon closing, absent any one-time charges or deal-related charges that happened to occur. And likewise, to be cash flow positive with the same caveat of any deal-related things that hang over that might impact that.

And as far as the stock price, obviously, the market sets the stock price but the conversions are that for every share, for every ten shares of DFIB stock that an owner has, they’ll get one share of (Newco) stock. And for every share of Quinton stock, a shareholder would get about .77 shares of (Newco) stocks. So that’s how the exchange ratios will work and then obviously, the market will set the price from there.

(Byron Yoddum):	Okay. So what you’re saying is if I own like 100 shares of — this is going to be ten shares, is that...?

Mike Matysik:	Ten shares of (Newco), correct.

(Byron Yoddum):	Oh, okay. Okay. Good. Good. Okay. And what about this little — what would be this price — who — I mean how is the price going to be determined then?

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Mike Matysik:	The same way the prices are determined in the market today by the market.

(Byron Yoddum):	So market share — I mean is it going to — okay. I’m kind of confused. I know Cardiac Science is trading around 96 cents and your stock is trading around $7.30 something. So I mean are we talking about two — two stock prices here. So I don’t get it and maybe you can give me more color on that.

Mike Matysik:	For every share of Quinton stock, you would get .77 shares of (Newco) stock. So you might — one might consider dividing the Quinton stock .77 to get an estimate of the stock price but that’s not necessarily what it might be. Or one could start with the Quinton share — or the Cardiac Science share price and multiply it by ten...

(Byron Yoddum):	Okay.

Mike Matysik:	...and get an estimate of what you thought the price might be. But again, — the market will set the price.

(Byron Yoddum):	Okay, I got you. Okay. Excellent. Okay. Thank you.

Mike Matysik:	All right.

(Byron Yoddum):	Thank you, gentlemen.

Operator:	Your next question comes from (David Horner), a Private Investor.

(David Horner):	Yes. A follow-up question on the last question, I hear there’s about .77. Can you give me any color on what kind of flexibility is there? I mean I understand the pricing question the previous gentleman was asking but is it exactly .77 or is it about — what kind of leeways...?

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Mike Matysik:	No. The — it’s firm. It will not change. And, you know, I don’t have — it’s .77 and then some digits to the right of that and I honestly don’t recall what that is.

(David Horner):	Okay. So it’s .77 plus.

Mike Matysik:	Marginally plus, right.

(David Horner):	Right. Okay. No, no. That’s — I kind of wondered that because...

Mike Matysik:	It — that is disclosed in the filings that we made with the SEC when we announced the merger and I apologize that I don’t have it.

John Hinson:	We just don’t have it in front of us.

(David Horner):	Okay. That’s fine. I just wanted — it isn’t really about that, it’s just that it’s close to that.

Mike Matysik:	Correct.

John Hinson:	Right.

(David Horner):	Okay. Thank you.

Mike Matysik:	Sure.

Operator:	At this time, there are no further questions. Mr. Hinson, are there any closing remarks?

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Moderator: John Hinson
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John Hinson:	Yes. We want to thank you for participating in our call today. I wanted to point out for everybody that an encore recording will be available as soon as we file the transcript of this call with the SEC as required. The operator will provide the call-in numbers in just a moment; where we invite you to visit our new Website at www.quintoncardiology.com to access the audio archive. We appreciate your support and interest in Quinton.

Operator:	The number to dial for the replay is 1-800-642-1687 or 706-645-9291; again, the number to dial for the replay is 1-800-642-1687 or 706-645-9291. The conference ID number for the replay is 5543734; again, the conference ID number for the replay is 5543734. And this concludes today’s Quinton Cardiology Systems Quarter One 2005 Earnings conference call. You may now disconnect.

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